Exhibit 99.1

AMENDMENT TO WARRANT

This Amendment to the Warrant (the “Amendment”) is made as of ___ ___, 2018, by and among (i) Todos Medical Ltd., an Israeli corporation (the “Company”) and (ii) __________ (the “Holder”).

WHEREAS, the Company and the Holder are parties to the Ordinary Share Purchase Warrant issued by the Company to the Holder on __________ (the “Warrant”) to purchase __________ ordinary shares of the Company (the “Warrant Shares”); and

WHEREAS, the parties hereto wish to amend the Warrant as provided herein.

NOW, THEREFORE, the parties hereto agree as follows:

1.	Upon the execution of this Amendment, and in order to induce the Company to extend the term of the Warrant to the Amended Termination Date (as defined below), the Holder shall hereby exercise an amount of __________ [equal to 25% of warrant shares] Warrant Shares and tenders herewith payment of the Exercise Price, together with all applicable transfer taxes, if any (the “Exercise Amount”). Attached to this Amendment is an exercise notice of such Warrant Shares in the form attached to the Warrant.

2.	Notwithstanding any of the terms of the Warrant, upon execution of this Amendment and delivery of the Exercise Amount, the Holder shall be entitled, upon the terms and subject to the limitations on exercise and the conditions set forth in the Warrant, to exercise the Warrant at any time after the date herein until the close of business on __________ [three years from original expiration date] (the “Amended Termination Date”).

3.	Following the above exercise, the number of Warrant Shares remaining outstanding under the Warrant shall be __________ [equal to 75% of warrant shares].

4.	The Exercise Amount shall be transferred in U.S. dollars, by wire transfer to the bank account designated by the Company.

5.	This Amendment shall be deemed for all intents and purposes as an integral part of the Warrant. The Warrant, as amended by this Amendment, constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties hereto, with respect to the subject matter hereof.

6.	Representation by Holder as provided in Section 4(e) of the Warrant are hereby reconfirmed and accepted by the Holder.

7.	In the event a conflict arises between the terms of this Amendment as the terms of the Warrant, this Amendment shall govern.

8.	All of the terms of the Warrant shall remain in full force and effect except as expressly amended by this Amendment.

9.	This Amendment may be executed in one or more counterparts, each of which shall be deemed an original.

10.	All questions concerning the construction, validity, enforcement and interpretation of this Amendment shall be determined in accordance with the provisions of the certain Subscription Agreement dated January 31, 2016.

[Signatures Page Follows]

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by its officer thereunto duly authorized as of the date first above indicated.

The Company:

Todos Medical Ltd.

By:
Name:	Rami Zigdon

The Holder:

Name:

NOTICE OF EXERCISE

TO:	TODOS MEDICAL LTD.

(1)       The undersigned hereby elects to purchase _____ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)       Payment shall take the form of a wire transfer in lawful money of the United States.

(3)       Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

The Warrant Shares shall be delivered to the following OWAC Account Number:

If DWAC is not available, the Warrant Shares shall be physically delivered to the following address:

(4)       Accredited Investor. The undersigned is an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended.

[SIGNATURE OF HOLDER]

Name of Investing Entity: __________________________

Signature of Authorized Signatory of Investing Entity:__________________________

Name of Authorized Signatory:__________________________

Title of Authorized Signatory:__________________________

Date:__________________________